September 4, 2024

Ying Huang
Chief Executive Officer
Legend Biotech Corp
2101 Cottontail Lane
Somerset, NJ 08873

       Re: Legend Biotech Corp
           Form 20-F for Fiscal Year Ended December 31, 2023
           Filed March 19, 2024
           File No. 001-39307
Dear Ying Huang:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Item 3. Key Information
Our Holding Company Structure and China Operations, page 3

1. We note the changes you made to your disclosures in this section, as compared to your prior annual reports, regarding certain operational and legal risks associated with your operations in China. Specifically, we note the removal of some of your disclosures regarding the oversight, discretion, control, and influence that PRC governmental authorities have on your operations, as well as the removal of other disclosures regarding the uncertain, inconsistent, and unpredictable nature of the PRC legal system and the associated risks. We further note similar changes in your risk factor summary on page 8 and in your risk factors on pages 59 and 60. However, it is unclear to us that there have been changes in the regulatory environment in the PRC since our review of your prior annual report, completed on September 15, 2023, warranting these revised disclosures.
       The Sample Letter to China-Based Companies, available on our website, sought specific disclosures regarding the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of your securities.
 September 4, 2024
Page 2

       We do not believe that your revised disclosures convey the same risks. In future filings, please restore your disclosures in these areas to the disclosures as they existed in prior filings. In doing so, we remind you that, pursuant to federal securities rules, the term
       "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."
2. We note that, as compared to your prior annual reports, you no longer discuss the Holding
       Foreign Companies Accountable Act. In future filings, please disclose in this section the
       location of your auditor   s headquarters, as well as whether and how
the Holding Foreign
       Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable
       Act, and related regulations will affect your company. To the extent these acts do not apply to or otherwise impact you, please so state.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences